Aeroflex Incorporated
                             35 South Service Road
                                  PO Box 6022
                              Plainview, NY 11803




                                      October 19, 2004




United States Securities
  and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn:  Patrick N. Enunwaonye

                RE:  Aeroflex Incorporated
                     Form 10-K for the fiscal year ended June 30, 2004 File No. 001-08037

Dear Mr. Enunwaonye:

      This will confirm your conversation today with our counsel, Nancy D. Lieberman, pursuant to which Aeroflex Incorporated has agreed to respond by November 19, 2004 to the Commission's comments contained in its letter to Aeroflex dated October 19, 2004.


                                      Very truly yours,



                                      Michael Gorin
                                      Vice Chairman and Chief Financial Officer




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